April 10, 2013	Cellteck, Inc. 1999 Avenue of the Stars Suite 2520 Los Angeles, CA 90067

VIA EDGAR	Nikolas Konstant
nkonstant@eos-petro.com
Roger Schwall
Assistant Director United States Securities & Exchange Commission Division of Corporate Finance 100 F. Street, N.E. Washington, D.C. 20549	T: (310) 552-1555 F: (310) 277-0591

Re:	Cellteck, Inc.
Amendment No. 2 to Current Report on Form 8-K
Filed March 11, 2013
File No. 000-53246

Dear Mr. Schwall:

On behalf of Cellteck, Inc. (the “Company”), this letter supplements a response to the April 3, 2013 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing. The comments in the Staff’s April 3, 2013 letter are responded to by the Company’s outside counsel, Baker & Hostetler LLP, in a letter filed via EDGAR simultaneously with the filing of this letter.

The Company acknowledges that, in responding to the comments set forth in the Staff’s April 3, 2013 letter:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company hopes that your inquiries have been fully addressed. Please contact Jeffrey P. Berg of Baker & Hostetler LLP at (310) 442-8850 or jberg@bakerlaw.com if you should have any further questions.

Sincerely,
CELLTECK INC.

/s/ Nikolas Konstant
Nikolas Konstant
CEO and CFO